May 14, 2012

VIA ELECTRONIC TRANSMISSION

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Overseas Shipholding Group, Inc.
Registration Statement on Form S-3
Filed February 13, 2012
File No. 333-179495

Dear Mr. Dobbie:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-3 (File No. 333-179495) (the “Registration Statement”) of Overseas Shipholding Group, Inc., a Delaware corporation (the “Company”), in your letter dated February 29, 2012 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter and to indicate that changes have been made in Amendment No. 1 to the Registration Statement.

For your convenience, your comments are set forth in this letter in bold italics, followed by our responses.

General

1.	We note that your most recent Form 10-K incorporates certain information by reference to your definitive proxy statement that has not yet been filed. Please confirm your understanding that you must either file the definitive proxy statement before the Form S-3 is declared effective or include the information required in the Form S-3 in an amended Form 10-K. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.01 for additional guidance.

The Company filed its definitive proxy statement with the Commission on April 30, 2012.

Justin Dobbie

United States Securities and Exchange Commission

May 14, 2012

Financial Statements

2.	Please update the financial statements presented in or incorporated by reference into your filing to include the audited financial statements for your most recent fiscal year ended December 31, 2011, pursuant to Rules 3-12(b) and (d) of Regulation S-X. Please update associated financial information presented in or incorporated by reference into your filing accordingly.

The applicable disclosure in Amendment No. 1 to the Registration Statement has been revised to address the Staff’s comment.

Signatures, page II-6

3.	Please revise so that the second half of the signature block is signed by a person with the indicated capacity of either principal accounting officer or comptroller.

The signature page to Amendment No. 1 to the Registration Statement has been revised to address the Staff’s comment.

In connection with responding to the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Frank J. Lopez, Esq.

Enclosures

cc:	James I. Edelson (Overseas Shipholding Group, Inc.)
Myles R. Itkin (Overseas Shipholding Group, Inc.)
Morten Arntzen (Overseas Shipholding Group, Inc.)